Dynamics Special Purpose Corp.

2875 El Camino Real

Redwood City, California, 94061

May 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ameen Hamady

Wilson Lee

Isabel Rivera

Jeffrey Gabor

Re:	Dynamics Special Purpose Corp.

Registration Statement on Form S-4

File No. 333-262707

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dynamics Special Purpose Corp., a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-262707), as amended, to 4:00 p.m. Eastern Time on May 13, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Alan Denenberg of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Alan Denenberg of Davis Polk & Wardwell LLP at (650) 996-6413 or alan.denenberg@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Mostafa Ronaghi

Mostafa Ronaghi, Chief Executive Officer, Dynamics Special Purpose Corp.

cc:	Alan Denenberg, Davis Polk & Wardwell LLP